AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.
MONTHLY PRICING SUPPLEMENT, DATED JULY 1, 2013,
TO THE PROSPECTUS, DATED MAY 2, 2013

Monthly Pricing Supplement
(unaudited)

On July 1, 2013, our net asset value (“NAV”) per institutional share is $9.941 and our NAV per retail share is $10.067.

The following sets forth the calculation of NAV for each of the institutional shares and retail shares:

Net Asset Value as of June 3, 2013:	$14,459,649.75

Net Assets as of July 1, 2013:
Real Estate Properties, at Fair Value	$30,269,999.98
Non-Real Estate Assets (1)
Cash and Cash Equivalents	1,134,290.64
Subscriptions Receivable	34,363.72
Prepaid Organizational and Other Costs	4,789,567.17
Total Net Assets	36,228,221.51
Liabilities
Financing	16,434,451.83
Deferred Revenue	123,375.77
Redemptions Payable	-
Other Liabilities (1)	3,409,818.83
Total liabilities	19,967,646.43
Net Asset Value	$16,260,575.08

(1)     As described in “Valuation Policies” in our Prospectus, the Company estimates operating income and certain expenses and adds, or deducts, the daily accrual of such estimated expenses in determining NAV. Any operating income or such expense items that exceed the amount of such estimates will be adjusted monthly on a going forward basis.

The NAV per share for a particular day can be found on our website at www.arcdailynav.com or by calling our toll-free, automated telephone line at 1-866-532-4743.

www.arcdailynav.com - 1.866.532.4743

Below is the NAV per share for each of the institutional shares and the retail shares for each day subsequent to our last pricing supplement.

Date	NAV per institutional share	NAV per retail share
June 4, 2013	$ 9.940	$ 10.060
June 5, 2013	$ 9.940	$ 10.060
June 6, 2013	$ 9.940	$ 10.061
June 7, 2013	$ 9.940	$ 10.061
June 10, 2013	$ 9.941	$ 10.062
June 11, 2013	$ 9.941	$ 10.062
June 12, 2013	$ 9.941	$ 10.062
June 13, 2013	$ 9.941	$ 10.063
June 14, 2013	$ 9.941	$ 10.063
June 17, 2013	$ 9.941	$ 10.064
June 18, 2013	$ 9.941	$ 10.064
June 19, 2013	$ 9.941	$ 10.064
June 20, 2013	$ 9.941	$ 10.064
June 21, 2013	$ 9.941	$ 10.065
June 24, 2013	$ 9.941	$ 10.065
June 25, 2013	$ 9.941	$ 10.065
June 26, 2013	$ 9.941	$ 10.066
June 27, 2013	$ 9.941	$ 10.066
June 28, 2013	$ 9.941	$ 10.066
July 1, 2013	$ 9.941	$ 10.067

www.arcdailynav.com - 1.866.532.4743

The real estate properties have initially been valued at cost, which we believe represents fair value. After such initial valuations, the value of these properties will be determined taking into consideration the valuations performed by our independent valuer, which will be performed on each property at least one calendar quarter after its acquisition. As of July 1, 2013 the valuation of $30.3 million compares to a GAAP basis of real estate properties (before accumulated depreciation and amortization) of $28.5 million, representing an increase of approximately $1.8 million or 6%. The following are key assumptions (shown on a weighted-average basis) that are used in the direct capitalization models to estimate the value of our real estate investments by property type:

Property	Carlisle, IA – Retail	Phoenix, AZ – Retail	Gloster, MS – Retail	Alorton, IL – Retail	Kansas, OK – Retail	Woodville, MS – Retail	Chili, NY – Industrial	Temple, TX – Retail	Converse, TX – Retail	Weighted Average Basis
Overall Cap Rate	7.25%	7.25%	8.75%	8.25%	8.75%	8.75%	7.00%	7.50%	7.50%	7.26%
Direct Cap Value	$1,230,000	$2,090,000	$780,000	$1,000,000	$1,030,000	$790,000	$21,150,000	$1,100,000	$1,100,000

A change in the rates used would impact the calculation of the value of our properties. For example, assuming all other factors remain constant, an increase in the weighted-average annual overall capitalization rate of 0.25% would reduce the value of our real properties as of July 1, 2013 by approximately 3.25%. This is only a mathematical illustration and is not intended to qualify the values reflected above.

www.arcdailynav.com - 1.866.532.4743